Exhibit 99.2

This report is being refiled to correct a typographical error relating to the total number of shares represented by shareholders at the meeting.

BAYTEX ENERGY CORP.
Annual and Special Meeting of Shareholders
held on April 28, 2022
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations
This report sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on April 28, 2022 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 16, 2022 (the "Information Circular").
An aggregate of 216,754,960 common shares of Baytex (being 38.08% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.
1.Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	192,102,001	98.77	2,398,261	1.23
Trudy M. Curran	186,201,869	95.73	8,298,393	4.27
Don G. Hrap	189,829,289	97.60	4,670,973	2.40
Edward D. LaFehr	189,994,842	97.68	4,505,191	2.32
Jennifer A. Maki	189,077,269	97.21	5,422,993	2.79
Gregory K. Melchin	183,869,656	94.53	10,630,606	5.47
David L. Pearce	191,815,997	98.62	2,684,265	1.38
Steve D.L. Reynish	174,980,183	89.96	19,520,079	10.04

2.Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
215,342,497	99.35	1,412,463	0.65

3.Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
184,542,537	94.88	9,957,723	5.12

4.Special resolution to approve the unallocated awards under Baytex’s share award incentive plan was approved.

Votes For		Votes Against
#	%	#	%
183,971,933	94.59	10,528,327	5.41